Exhibit 21.1

Subsidiaries of

Taxus Cardium Pharmaceuticals Group Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Angionetics Inc. (85% controlling interest)	Delaware, USA
Post-Hypothermia Corporation	Delaware, USA
Activation Therapeutics, Inc.	Delaware, USA
Life Again Insurance Solutions, Inc.	Delaware, USA